SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13th Floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE 729TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ No. 00001180/0001-26

I hereby certify, for all intents and purposes, that the Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras), met in the Company's office on Av. Presidente Vargas No. 409 – 13th Floor, Rio de Janeiro – RJ and by video conference with the Company's headquarters in Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, 2nd Floor, Brasília – DF. The proceedings were presided over by the Chairman of the Board, WAGNER BITTENCOURT DE OLIVEIRA, with the presence of the board members JOSÉ DA COSTA CARVALHO NETO, LUIZ EDUARDO BARATA FERREIRA, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, JAILSON JOSÉ MEDEIROS ALVES, PRICILLA MARIA SANTANA, JOÃO ANTONIO LIAN, WALTER MALIENI JUNIOR and SAMUEL ASSAYAG HANAN. Decision: Item 1 of the Order of the Day. 1. Distribution Business. RES-634/2015. Re-approve the referral to convene the Extraordinary Shareholders' Meeting of Eletrobras to decide on the extension of the concessions of the distribution companies controlled by Eletrobras and the sale of the controlling interest of CELG D. DEL-136/2015. The Board of Directors of Eletrobras voted in favor of the following proposal: 1. Approve the convening of the Extraordinary Shareholders' Meeting of Eletrobras to decide on the extension of the concessions of the distribution companies controlled by Eletrobras and the sale of the controlling interest of Celg D, in accordance with the notice drafts and management proposal forwarded to the Board of Executive Officers for its consideration, as well as include the following two additional matters for deliberation in the order of the day of the 164th Extraordinary Shareholders' Meeting: (i) Deliberate on the extension of the concession of the subsidiary Celg Distribuição S.A. (CELG D) ANEEL No. 063/2000, pursuant to Decree No. 8461, of June 2, 2015, ANEEL Ruling No. 3540, of October 20, 2015, Document No. 3/2015-SE-MME and the contract instrument draft released by ANEEL; (ii) Deliberate on the extension of the concession of the subsidiary Companhia Energética do Piaui (CEPISA) ANEEL No. 004/2000, pursuant to Decree No. 8461, of June 2, 2015, ANEEL Ruling No. 3540, of October 20, 2015, Document No. 3/2015-SE-MME and the contract instrument draft released by ANEEL;  (iii) Deliberate on the extension of the concession of the subsidiary Companhia Energética de Alagoas (CEAL) ANEEL No. 007/2000, pursuant to Decree No. 8461, of June 2, 2015, ANEEL Ruling No. 3540, of October 20, 2015, Document No. 3/2015-SE-MME and the contract instrument draft released by ANEEL; (iv) Deliberate on the extension of the concession of the subsidiary Companhia de Eletricidade do Acre (ELETROACRE) ANEEL No. 006/2000, pursuant to Decree No. 8461, of June 2, 2015, ANEEL Ruling No. 3540, of October 20, 2015, Document No. 3/2015-SE-MME and the contract instrument draft released by ANEEL; (v) Deliberate on the extension of the concession of the subsidiary Centrais Elétricas de Rondônia S.A (CERON) ANEEL No. 005/2000, pursuant to Decree No. 8461, of June 2, 2015, ANEEL Ruling No. 3540, of October 20, 2015, Document No. 3/2015-SE-MME and the contract instrument draft released by ANEEL; (vi) Deliberate on the extension of the concession of the subsidiary Boa Vista Energia S.A ANEEL No. 021/2000, pursuant to Decree No. 8461, of June 2, 2015, ANEEL Ruling No. 3540, of October 20, 2015, Document No. 3/2015-SE-MME and the contract instrument draft released by ANEEL; (vii) Deliberate on the extension of the concession of the subsidiary Amazonas Distribuidora de Energia S.A ANEEL No. 020/2000, pursuant to Decree No. 8461, of June 2, 2015, ANEEL Ruling No. 3540, of October 20, 2015, Document No. 3/2015-SE-MME and the contract instrument draft released by ANEEL; (viii) Approve the sale of the controlling interest of Celg Distribuição S.A.(Celg D) in a privatization auction to be sponsored by BM&FBOVESPA, in accordance with the minimum price and conditions established by Resolution 11/2015 of the National Privatization Council, provided the following conditions are met: (i) approval of the matter in Item 1 of the order of the day and; (ii) approval from ANEEL to renegotiate CELG D's debt, in foreign currency, related to the Itaipu Account, converting it into the local currency, with monthly compensation according to the variation in the SELIC (Special System for Settlement and Custody) rate and payment no later than 120 (one hundred twenty) months, taking into account the grace period and amortization, as provided for in Article 11 of Law 13182/2015, of November 3, 2015; (ix) Adopt immediate measures to sell, by the end of of 2016, the controlling interest of the subsidiaries Companhia

PR Av. Presidente Vargas, 409 –13th Floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

Energética do Piaui (CEPISA); Companhia Energética de Alagoas (CEAL); Companhia de Eletricidade do Acre (ELETROACRE); Centrais Elétricas de Rondônia S.A (CERON); Boa Vista Energia S.A; Amazonas Distribuidora de Energia S.A and Celg Distribuição S.A.(CELG D), in accordance with the legislation applicable to the National Privatization Plan, particularly Law No. 9491/1997; and (x) Adopt immediate measures to enable, by the end of 2016, capital increases in the subsidiaries Companhia Energética do Piaui (CEPISA); Companhia Energética de Alagoas (CEAL); Companhia de Eletricidade do Acre (ELETROACRE); Centrais Elétricas de Rondônia S.A (CERON); Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, by the controlling shareholder (Federal Government), through assignment of the preemptive right by Eletrobras, in compliance with Law No. 6404/1976 and Decree No. 1091/1994, in order to meet the required goals to extend the respective distribution concessions; Additionally, the Board of Directors approved, by a majority vote, the following deliberations: 2. Determine that the Financial and Investors Relations Director, together with the Chairman, will take the necessary measures to convene the Extraordinary Shareholders' Meeting of Eletrobras pursuant to Item 1 above; 3. Determine that the Distribution Director will adopt the measures within his authority to meet the necessary deadlines for holding  the Extraordinary Shareholders' Meeting of Eletrobras and of each distribution company; 4. Approve the sale of the controlling interest of Celg Distribuição S.A.(Celg D) in a privatization auction to be sponsored by BM&FBOVESPA, in accordance with the minimum price and conditions established by Resolution 11/2015 of the National Privatization Council, provided the following conditions are met: 4.1. Approval of the extension of the concession of Celg D, as set forth in Item 1 above; 4.2. Approval of the sale by the General Shareholder's Meeting of Eletrobras and the competent regulatory and government agencies; 4.3 ) Approval is obtained from ANEEL to renegotiate CELG D's debt, in foreign currency, related to the Itaipu Account, converting it into the local currency, with monthly compensation according to the variation in the SELIC (Special System for Settlement and Custody) rate and payment no later than 120 (one hundred twenty) months, taking into account the grace period and amortization, as provided for in Article 11 of Law 13182/2015, of November 3, 2015; 5. Annul the Resolution of the Board of Executive Officers No. 627/2015, of 11/192015; and 6. Determine that the General Secretariat will adopt the necessary measures to comply with this Resolution. Board Member Luiz Eduardo Barata abstained from voting, with the matter being approved by the other Board Members, by a majority. The other deliberations in this meeting were not included in this certificate, since they corresponded to mere internal interests of the Company, a legitimate precaution, based on the Management's duty of secrecy, in accordance with the "heading" of Article 155 of Law No. 6404 (Law of Corporations), and were consequently outside the scope of the norm contained in paragraph 1 of Article 142 of the said Law.

Rio de Janeiro – November 26, 2015

MARIA SILVIA SAMPAIO SANT’ANNA
Board Secretary

PR Av. Presidente Vargas, 409 –13th Floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE 729TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ No. 00001180/0001-26

I hereby certify, for all intents and purposes, that the Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras), met in the Company's office on Av. Presidente Vargas No. 409 – 13th Floor, Rio de Janeiro – RJ and by video conference with the Company's headquarters in Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, 2nd Floor, Brasília – DF. The proceedings were presided over by the Chairman of the Board, WAGNER BITTENCOURT DE OLIVEIRA, with the presence of the board members JOSÉ DA COSTA CARVALHO NETO, LUIZ EDUARDO BARATA FERREIRA, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, JAILSON JOSÉ MEDEIROS ALVES, PRICILLA MARIA SANTANA, JOÃO ANTONIO LIAN, WALTER MALIENI JUNIOR and SAMUEL ASSAYAG HANAN. Decision: DEL-125/2015. Proposal to interrupt the bankruptcy of Eletronet, in accordance with the Memorandum of Understanding to be signed, on the one hand, by Eletrobras, Eletropar and LT Bandeirante and, on the other, by Furukawa and Alcatel-Lucent, taking into account the terms and conditions underlying the agreement with creditors; and the Memorandum of Understanding to be signed on the one hand, by Eletrobras and Eletropar and on the other, by LT Bandeirante, taking into account the terms and conditions underlying the agreement between shareholders of Eletronet, as well as the signing of these instruments by Eletrobras. RES-1279, of 11/23/2015. The other deliberations in this meeting were not included in this certificate, since they corresponded to mere internal interests of the Company, a legitimate precaution, based on the Management's duty of secrecy, in accordance with the "heading" of Article 155 of Law No. 6404 (Law of Corporations), and consequently were outside the scope of the norm contained in paragraph 1 of Article 142 of the said Law.

Rio de Janeiro – November 26, 2015

MARIA SILVIA SAMPAIO SANT’ANNA
Board Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.